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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                         A.C. MOORE ARTS & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)



                                   00086T 10 3
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]     Rule 13d-1(b)
             [ ]     Rule 13d-1(c)
             [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                Page 1 of 5 pages



SEC 1745 (1-06)

-------------------------------                    -----------------------------
CUSIP NO.   00086T 10 3           SCHEDULE 13G                Page 2 of 5 Pages
          ---------------
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John E. Parker
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
           (See Instructions)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                     2,442,899 shares  (See Item 4)
        NUMBER OF           ----------------------------------------------------
         SHARES              6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                    0 shares
          EACH:             ----------------------------------------------------
        REPORTING           7      SOLE DISPOSITIVE POWER
         PERSON
          WITH:                    2,442,899 shares (See Item 4)
                            ----------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                   0 shares
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,442,899 shares (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)
                                                                            [X]
                             See Item 4
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           12.3%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:
                  --------------

                  A.C. Moore Arts & Crafts, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  130 A.C. Moore Drive, Berlin, NJ 08009

Item 2(a)         Name of Person Filing:
                  ---------------------

                  John E. Parker

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  c/o A.C. Moore Arts & Crafts, Inc.
                  130 A.C. Moore Drive, NJ 08009

Item 2(c)         Citizenship:
                  -----------

                  United States of America

Item 2(d)         Title of Class of Securities:
                  ----------------------------

                  Common Stock, no par value

Item 2(e)         CUSIP Number:
                  ------------

                  00086T 10 3

Item 3            Not Applicable

Item 4            Ownership:
                  ---------

                  (a) Amount beneficially owned: As of December 31, 2005, John E. Parker beneficially owned 2,442,899 shares of common stock of the Issuer. Excludes 51,666 shares of the Issuer's common stock issuable upon the exercise of options owned by Patricia A. Parker which are exercisable within 60 days after December 31, 2005, and as to which John E. Parker disclaims beneficial ownership. Patricia A. Parker is the wife of John E. Parker.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) John E. Parker is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by John E. Parker.

                  (b) Percent of class: 12.3%. (Based on 19,816,774 shares outstanding as of December 31, 2005.)

                  (c)      Number of shares as to which John E. Parker has:

                           (i)      sole power to vote or to direct the vote:
                                    2,442,899 shares of common stock of the
                                    Issuer;

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares of common stock of the Issuer;

                           (iii) sole power to dispose or to direct the disposition of: 2,442,899 shares of common stock of the Issuer; and

                           (iv) shared power to dispose or to direct the disposition of: 0 shares of common stock of the Issuer.


Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Not Applicable


Item 6            Ownership of More Than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------

                  Not Applicable


Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company:
                  ----------------

                  Not Applicable


Item 8            Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                  Not Applicable


Item 9            Notice of Dissolution of Group:
                  ------------------------------

                  Not Applicable


Item 10           Certification
                  -------------
                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 10, 2006                         By:  /s/ John E. Parker
        --------------------------                     -------------------------
                                                       Name:  John E. Parker